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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 8)


                               TRANSMONTAIGNE INC.
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)


                                    893934109
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                                 (CUSIP Number)

                                HERBERT THORNHILL
                                 MORGAN STANLEY
                      2000 WESTCHESTER AVENUE, ONE SOUTH C
                               PURCHASE, NY 10577
                                 (914) 225-5542
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                SEPTEMBER 1, 2006
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             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 893934109

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         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only)

                           MORGAN STANLEY

--------------------------------------------------------------------------------

         2.       Check the Appropriate Box if a Member of          (a)      |_|
                  a Group (See Instructions)                        (b)      |X|

--------------------------------------------------------------------------------

         3.       SEC Use Only

--------------------------------------------------------------------------------

         4.       Source of Funds (See Instructions)

                  BK, OO

--------------------------------------------------------------------------------

         5.       Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e)                                      |X|

--------------------------------------------------------------------------------

         6.       Citizenship or Place of Organization

                           DELAWARE

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                7.       Sole Voting Power


                                  -0-
NUMBER OF
                ----------------------------------------------------------------
SHARES
                8.       Shared Voting Power
BENEFICIALLY
                                  100
OWNED BY
                ----------------------------------------------------------------
EACH
                9.       Sole Dispositive Power
REPORTING
                                  -0-
PERSON WITH
                ----------------------------------------------------------------

                10.      Shared Dispositive Power

                                  100

--------------------------------------------------------------------------------

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                           100 (SEE ITEMS 4 AND 5)

--------------------------------------------------------------------------------

         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions)                                  |_|

--------------------------------------------------------------------------------

         13. Percent of Class Represented by Amount in Row (11)

                           100% (SEE ITEM 5)

--------------------------------------------------------------------------------

         14.      Type of Reporting Person (See Instructions)

                           HC, CO

--------------------------------------------------------------------------------

Cusip No. 893934109
--------------------------------------------------------------------------------

         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only)

                           MORGAN STANLEY CAPITAL GROUP INC.

--------------------------------------------------------------------------------

         2.       Check the Appropriate Box if a Member of          (a)      |_|
                  a Group (See Instructions)                        (b)      |X|

--------------------------------------------------------------------------------

         3.       SEC Use Only

--------------------------------------------------------------------------------

         4.       Source of Funds (See Instructions)

                  BK, OO

--------------------------------------------------------------------------------

         5.       Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e)                                      |X|

--------------------------------------------------------------------------------

         6.       Citizenship or Place of Organization

                           DELAWARE

--------------------------------------------------------------------------------

                7.       Sole Voting Power


                                  -0-
NUMBER OF
                ----------------------------------------------------------------
SHARES
                8.       Shared Voting Power
BENEFICIALLY
                                  100
OWNED BY
                ----------------------------------------------------------------
EACH
                9.       Sole Dispositive Power
REPORTING
                                  -0-
PERSON WITH
                ----------------------------------------------------------------

                10.      Shared Dispositive Power

                                  100

--------------------------------------------------------------------------------

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                           100 (SEE ITEMS 4 AND 5)

--------------------------------------------------------------------------------

         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions)                                  |_|

--------------------------------------------------------------------------------

         13.      Percent of Class Represented by Amount in Row (11)

                           100% (SEE ITEM 5)

--------------------------------------------------------------------------------

         14.      Type of Reporting Person (See Instructions)

                           CO

--------------------------------------------------------------------------------

Cusip No. 893934109
--------------------------------------------------------------------------------

         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only)

                           MORGAN STANLEY & CO. INCORPORATED

--------------------------------------------------------------------------------

         2.       Check the Appropriate Box if a Member of          (a)      |_|
                  a Group (See Instructions)                        (b)      |X|

--------------------------------------------------------------------------------

         3.       SEC Use Only

--------------------------------------------------------------------------------

         4.       Source of Funds (See Instructions)

                  BK, OO

--------------------------------------------------------------------------------

         5.       Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e)                                      |X|

--------------------------------------------------------------------------------

         6.       Citizenship or Place of Organization

                           DELAWARE

--------------------------------------------------------------------------------

                7.       Sole Voting Power


                                  -0-
NUMBER OF
                ----------------------------------------------------------------
SHARES
                8.       Shared Voting Power
BENEFICIALLY
                                  -0-
OWNED BY
                ----------------------------------------------------------------
EACH
                9.       Sole Dispositive Power
REPORTING
                                  -0-
PERSON WITH
                ----------------------------------------------------------------

                10.      Shared Dispositive Power

                                  -0-

--------------------------------------------------------------------------------

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                           -0- (SEE ITEM 5)

--------------------------------------------------------------------------------

         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions)                                  |_|

--------------------------------------------------------------------------------

         13.      Percent of Class Represented by Amount in Row (11)

                           0.00% (SEE ITEM 5)

--------------------------------------------------------------------------------

         14.      Type of Reporting Person (See Instructions)

                           CO

--------------------------------------------------------------------------------

Cusip No. 893934109
--------------------------------------------------------------------------------

         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only)

                           MORGAN STANLEY DW INC.

--------------------------------------------------------------------------------

         2.       Check the Appropriate Box if a Member of          (a)      |_|
                  a Group (See Instructions)                        (b)      |X|

--------------------------------------------------------------------------------

         3.       SEC Use Only

--------------------------------------------------------------------------------

         4.       Source of Funds (See Instructions)

                  BK, OO

--------------------------------------------------------------------------------

         5.       Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e)                                      |X|

--------------------------------------------------------------------------------

         6.       Citizenship or Place of Organization

                           DELAWARE

--------------------------------------------------------------------------------

                7.       Sole Voting Power


                                  -0-
NUMBER OF
                ----------------------------------------------------------------
SHARES
                8.       Shared Voting Power
BENEFICIALLY
                                  -0-
OWNED BY
                ----------------------------------------------------------------
EACH
                9.       Sole Dispositive Power
REPORTING
                                  -0-
PERSON WITH
                ----------------------------------------------------------------

                10.      Shared Dispositive Power

                                  -0-

--------------------------------------------------------------------------------

         11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                           -0- (SEE ITEM 5)

--------------------------------------------------------------------------------

         12.      Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions)                                  |_|

--------------------------------------------------------------------------------

         13. Percent of Class Represented by Amount in Row (11)

                           0.00% (SEE ITEM 5)

--------------------------------------------------------------------------------

         14.      Type of Reporting Person (See Instructions)

                           CO

--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         This Amendment No. 8 to Schedule 13D relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of TransMontaigne Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1670 Broadway, Suite 3100, Denver, Colorado 80202. Morgan Stanley ("MS"), Morgan Stanley Capital Group Inc. ("MSCGI"), Morgan Stanley & Co. Incorporated ("MS&Co."), and Morgan Stanley DW Inc. ("MSDW", and, together with MS, MSCGI, and MS&Co., the "Reporting Persons") hereby amend the Schedule 13D originally filed on January 10, 2005 and amended on March 22, 2006, April 26, 2006, May 8, 2006, May 17, 2006, June 18, 2006, June 26, 2006 and August 23,
2006.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 is hereby amended by adding the following:

         On September 1, 2006, the Company merged with and into Buffalo Merger Sub Inc. Pursuant to the agreement and plan of merger dated June 22, 2006, by and among MSCGI, Buffalo Merger Sub Inc. and the Company, each outstanding share of Common Stock, was converted into the right to receive $11.35 per share. Shares of Common Stock held by MSCGI after the exercise of its warrants just prior to the consummation of the merger were canceled without consideration. Each outstanding share of common stock of Buffalo Merger Sub Inc. was converted into a share of Common Stock. Consequently, the Company became a wholly owned subsidiary of MSCGI. Further detail is available in the Company's Current Report on Form 8-K filed on September 1, 2006. These materials are incorporated herein by reference and the foregoing description of the subject transactions is qualified in its entirety by reference to such materials.

ITEM 5. INTEREST IN SECURITIES OF ISSUER

         Item 5 is hereby amended in its entirety as follows:

         (a) and (b): For the purposes of Rule 13d-3 promulgated under the Exchange Act, MS may be deemed to beneficially own up to 100 shares of Common Stock, or 100% of the outstanding shares of Common Stock based on 100 shares of Common Stock outstanding as of September 1, 2006. MS is filing solely in its capacity as parent company of, and indirect beneficial owner of securities held by, MSCGI.

         For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSCGI may be deemed to beneficially own up to 100 shares of Common Stock, or 100% of the outstanding shares of Common Stock based on 100 shares of Common Stock outstanding as of September 1, 2006.

         For the purposes of Rule 13d-3 promulgated under the Exchange Act, neither MS&Co. nor MSDW may be deemed to beneficially own any shares of Common Stock.

         The Reporting Persons do not affirm the existence of a group and are filing this statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act, provided that, as contemplated by Section 13d-1(k)(1)(ii), no Reporting Person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such Reporting Person knows or has reason to believe that such information is inaccurate.

         By virtue of the relationship previously reported under Item 2 of this statement, each of MS and MSCGI may be deemed to have shared voting and dispositive power with respect to 100 shares of Common Stock beneficially owned by MSCGI. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by each Reporting Person that it is the beneficial owner of any of the Common Stock referred to herein for purposes of
Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

         (c) Except as disclosed in Schedule F, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days. None of the Reporting Persons is aware of any information that indicates that any other Reporting Person has effected any such transaction.

         (d) By virtue of the relationships described in Item 2 of this statement, MS may be deemed to have the power to direct the receipt of dividends declared on the shares of Common Stock held by MSCGI and the proceeds from the sale of the shares of Common Stock.

         (e) Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Joint Filing Agreement dated September [6], 2006 between MS, MSCGI, MS&Co, and MSDW.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 7, 2006


                                              MORGAN STANLEY

                                              /s/ Dennine Bullard
                                              -------------------------------
                                              Name:  Dennine Bullard
                                              Title: Authorized Signatory



                                              MORGAN STANLEY CAPITAL GROUP INC.

                                              /s/ Robert Kinney
                                              -------------------------------
                                              Name:  Robert P. Kinney
                                              Title: Vice President



                                              MORGAN STANLEY & CO. INCORPORATED

                                              /s/ Dennine Bullard
                                              -------------------------------
                                              Name:  Dennine Bullard
                                              Title: Authorized Signatory



                                              MORGAN STANLEY DW INC.

                                              /s/ Kirk Wickman
                                              -------------------------------
                                              Name:  Kirk Wickman
                                              Title: Managing Director, General
                                                        Counsel and Secretary

                                                                     SCHEDULE F

                       TRANSACTIONS IN THE PAST SIXTY DAYS

         Unless otherwise indicated, each of the transactions described below was effected for cash on the New York Stock Exchange.


    Purchase/Sale         Date         Transacting Person     Number of Shares of Common Stock     Price per Share
    -------------         ----         ------------------     --------------------------------     ---------------
        Sale          Aug. 17, 2006           MSDW                           425                       $11.26
        Sale          Aug. 21, 2006           MSDW                           400                       $11.27
        Sale          Aug. 30, 2006           MSDW                           400                       $11.33

EXHIBIT 1
                             JOINT FILING AGREEMENT


In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock, $0.01 par value per share, of TransMontaigne, Inc., a Delaware corporation, and further agrees that this joint filing agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated as of September 7, 2006.

                                               MORGAN STANLEY

                                               /s/ Dennine Bullard
                                               ------------------------------
                                               Name:  Dennine Bullard
                                               Title: Authorized Signatory



                                               MORGAN STANLEY CAPITAL GROUP INC.

                                               /s/ Robert Kinney
                                               ------------------------------
                                               Name:  Robert P. Kinney
                                               Title: Vice President



                                               MORGAN STANLEY & CO. INCORPORATED

                                               /s/ Dennine Bullard
                                               ------------------------------
                                               Name:  Dennine Bullard
                                               Title: Authorized Signatory



                                               MORGAN STANLEY DW INC.

                                               /s/ Kirk Wickman
                                               ------------------------------
                                               Name:  Kirk Wickman
                                               Title: Managing Director, General
                                                        Counsel and Secretary